Filed Pursuant to Rule 253(g)(2)

File No. 024-11018

OPEN PROPS INC.

(FORMERLY KNOWN AS YOUNOW, INC.)

SUPPLEMENT NO. 5 DATED JUNE 30, 2021

 TO THE OFFERING CIRCULAR DATED JULY 30, 2020

This document supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”) of Open Props Inc. (formerly known as Younow, Inc.). (the “Company”) dated July 30, 2020, as it has been and may be amended or supplemented from time to time, including by Supplement No. 1 to the Offering Circular, filed with the Securities and Exchange Commission (the “SEC”) on August 3, 2020, Supplement No. 2 to the Offering Circular, filed with the SEC on August 13, 2020, Supplement No. 3 to the Offering Circular, filed with the SEC on August 24, 2020 and Supplement No. 4 to the Offering Circular, filed with the SEC on February 10, 2021.

Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. This Supplement No. 5 to the Offering Circular is not complete without, and may not be delivered or used except in connection with, the Offering Circular and Supplements No. 1, 2, 3 and 4 to the Offering Circular.

The purpose of this supplement is to disclose the addition of the Roomi App and the SuperWorld NFT Salon App to the Props Network, and to provide information about how the Roomi App and the SuperWorld NFT Salon App will operate on the Props Network.

The following text should be considered part of the Offering Circular:

All references in the Offering Circular to the Third Party Developer should be understood to mean the Third Party Developer, Listia Inc., Tegger DTC Inc., Roomi Inc. and SuperWorld Inc., unless the context otherwise requires. All references in the Offering Circular to the Third Party Developer App should be understood to mean the Third Party Developer Apps, the Listia app, the Tegger app, the Roomi App and the SuperWorld NFT Salon App unless the context otherwise requires. Except in Annex B, all references in the Offering Circular to “Annex B: PeerStream Plan of Props Token Usage” should be understood to mean “Annex B: Paltalk, Inc. Plan of Props Token Usage for the Camfrog App,” “Annex C: Paltalk, Inc. Plan of Props Token Usage for the Paltalk App,” “Annex D: Listia Plan of Props Token Usage for Listia App,” “Annex E: Tegger Plan of Props Token Usage for Tegger App,” “Annex F: Roomi Inc. Plan of Props Token Usage for Roomi App” and “Annex G: SuperWorld Inc. Plan of Props Token Usage for SuperWorld NFT Salon App.”

The following paragraph replaces the second paragraph under “Offering Summary – Overview” on page 1 of the Offering Circular:

There are currently seven Props Apps, all of which are designed to give Props Tokens holders these premium in-app experiences. The first such app was created by the Company and is now owned and operated by a third party. See “Description of Business—Sale of the Props Live Video App.” It is a livestreaming application, which we refer to as the “Props Live Video App.” See “Annex A: Props Live Video App Plan of Props Token Usage” for additional information. In addition, a third party app developer, Paltalk, Inc. (the “Third Party Developer”), has incorporated functionalities for Props Tokens into two apps, which we refer to as the “Third Party Developer Apps.” See “Annex B: Paltalk, Inc. Plan of Props Token Usage for the Camfrog App” and “Annex C: Paltalk, Inc. Plan of Props Token Usage for the Paltalk App” for additional information. In addition, Listia Inc. has incorporated functionalities for Props Tokens into the Listia app. See “Annex D: Listia Plan of Props Token Usage for Listia App.” In addition, Tegger DLT Inc. has incorporated functionalities for Props Tokens into the Tegger app. See “Annex E: Tegger Plan of Props Token Usage for Tegger App.” In addition, Roomi Inc. has incorporated functionalities for Props Tokens into the Roomi App. See “Annex F: Roomi Inc. Plan of Props Token Usage for Roomi App.” Finally, SuperWorld Inc. has incorporated functionalities for Props Tokens into the SuperWorld NFT Salon App. See “Annex G: SuperWorld Inc. Plan of Props Token Usage for SuperWorld App.” We expect these Props Apps, as well as additional Props Apps we anticipate will be developed by third parties in the future, will provide the types of functionalities described below, subject to each app’s terms and conditions:

The following text should be considered part of the Offering Circular as two new paragraphs at the bottom of page 97:

In connection with integrating Props Tokens into the Roomi App, Props PBC is awarding a grant of 1,800,000 Props Tokens to Roomi Inc.

In connection with integrating Props Tokens into the SuperWorld NFT Salon App, Props PBC is awarding grants of a total of 500,000 Props Tokens to certain SuperWorld executives in exchange for business development services.

The following text should be considered part of the Offering Circular as a new Annex F:

ANNEX F: ROOMI INC. PLAN OF PROPS TOKEN USAGE FOR THE ROOMI APP

As described above, we have designed the Props Network so that it may incorporate Props Apps into a functioning network and token economy as app developers are ready to begin operating Props Apps. See “Description of the Props Network—the Props Apps” for additional description of Props Apps, generally. In the future, we or third parties may create additional Props Apps. This Annex F describes the Roomi App.

Roomi Inc. (“Roomi”) will be deemed to be a statutory underwriter under Section 2(a)(11) of the Securities Act. Roomi has prepared information to be included in this “Annex F: Roomi Inc. App Plan of Props Token Usage for the Roomi App,” but has not prepared any other portions of the offering statement of which this offering circular is a part.

Overview

The Roomi App is an online marketplace with approximately 3 million registered users that enables users to rent rooms and find roommates in a verified community of approximately 3 million registered users with verified identities. The Roomi App is available on the Web, iOS and Android. The product can be used from roomiapp.com and can be downloaded from the Apple App Store or Google Play. The Roomi App is adding Props Token functionality in order to increase user engagement and revenue by rewarding various actions within the app, as described below.

Props Rewards

Every active user of the Roomi App is eligible to earn Props Tokens as rewards for certain actions they may take that play a part in generating engagement in the Roomi App. This is true for both power users who use the Roomi App multiple times a year, as well as for new users not yet familiar with all of the app’s features.

Roomi intends that the total amount of Props Tokens to be given as rewards to Roomi App users, together with one-time discretionary grants, on an annual average basis will be equal to approximately 80% of the Props Tokens allocated to the Roomi App by the Protocol Rewards Engine. See “Description of the Props Network—The Protocol Rewards Engine” for additional detail regarding the amount of Props Tokens made available for rewards by all apps each day. In the future, upon the introduction of additional Props Apps to the Props Network, the total pool of Props Tokens available to be used as daily rewards to the Roomi App users may vary from day to day.

Users may earn Props Tokens for each of the following activities (subject to completion of the necessary procedures described below):

●	Connecting Roomi App Account to Third-Party Online Identity Provider. The Roomi App partners with GlobaliD, a third-party online identity services provider, in its user sign up and sign in process and to verify a user’s email address and phone number. This serves to make the Roomi App more secure and reliable. In connection with creating a Roomi account, users will be eligible for Props Token rewards for signing up for an account with a third-party online identity services provider and for confirming their email address and phone number.

●	Daily Check-Ins. Users who log in to the Roomi App on a more consistent basis are more likely to update content and respond to messages from potential roommates in a timely manner, reducing the number of conversations on the app that end unexpectedly because the other user stops responding to messages without any warning. Rewarding behavior that correlates with checking and responding to messages on a daily basis may create a better experience for all users. As a result, users will be eligible for Props Token rewards for each day they log in to the Roomi App.

●	Create or Re-activate a Listing. Apartment listings are critical to the Roomi App’s success as a roommate marketplace. Users that are individuals (as opposed to businesses) are eligible to receive rewards of Props Tokens for creating a new listing or re-activating an inactive listing.

●	Actively Maintaining a “Fully Verified” Status. A user can achieve “Fully Verified” status on the Roomi App by purchasing certain types of Roomi subscriptions, verifying their government-issued identification and completing a background check. Achievement of Fully Verified status has beneficial effects on the Roomi App’s marketplace, as it increases safety and security while also tending to lead to more messages being sent to Fully Verified users from potential roommate matches. Props Tokens are awarded on a daily basis to users throughout the duration of the time they are Fully Verified, with the amount of Props Tokens awarded to such users dependent in part on the type of subscription the User has purchased.

●	Actively Maintaining a Boost status. Users of the Roomi App may subscribe for a “Boost” plan that increases the search ranking of a user’s profile or listing. Props Tokens may be awarded to a Roomi App user for the duration of the user’s “Boost” subscription plan, in an amount relative to the dollar amount spent for each subscription period.

Upon completing the above-described activities, the user will be notified in the app’s user interface that they have Pending Props. As described under “Description of the Props Tokens Being Offered—Pending Props in Props Apps,” these Pending Props are not transferable and represent provisional accounting entries used by the Props Network to signify who is provisionally entitled to receive Props Tokens because they have completed certain in-app activities or received one-time discretionary grant rewards. In order for a user with Pending Props to receive Props Tokens, fraud checks or, as applicable, KYC, AML, and other checks will also need to be completed, and the associated Props Tokens must be claimed (and the applicable “gas” fee must be paid). Thereafter, the associated Props Tokens will be issued as described under “Plan of Distribution—App Rewards.” See “—Terms of Receiving Rewards” for additional information.

The following formula shows how Roomi may determine the amount of Props Tokens given to any single user of the Roomi App as rewards for any of the above-listed activities, out of a daily available pool of daily Props Token rewards (the “RoomiRewards Formula”). We expect that Roomi will optimize this formula based on ongoing data collected, in order to reward the users contributing the most value to the Roomi App and to maximize the Roomi App’s growth.

Reward for user on a given day: Rid

Session count > 0 (true = 1, false = 0): Did

Coefficient for session reward: d

GlobaliD username created (true = 1, false = 0): Gid

Coefficient for GlobaliD reward: g

# of unique listings activated: Lid

Coefficient for listing reward: l

Verification plan transaction $ amount: Vid

Coefficient for Verification plan transaction reward: v

Super Boost plan transaction $ amount: Bid

Coefficient for Super Boost plan transaction reward: b

Rid = (Did * d) + (Gid * g) + (Lid * l) + (Vid * v) + (Bid * b)

The RoomiRewards Formula is designed to reward the Roomi App’s users who are the most significant value generators for the app. It does this, in large part, by rewarding behavior that most closely corresponds to accomplishing the main goal of users: to receive more messages from verified users as quickly as possible. Internal Roomi data indicates that the following metrics are directly tied to the number of messages a Roomi App user receives during the time of their housing or roommate search: number of Roomi App sessions; confirmation of user email address and phone number, Boost status, and verification status. As mentioned, listings are the backbone of the Room App and it is critical that users are incentivized to post their available room on the app. Users typically post their room on several platforms, so Roomi seeks to create brand loyalty when it comes to hosting supply. In addition, the formula and variables may be adjusted in the future in Roomi’s sole discretion.

Any rewards of Props Tokens are subject to a user having completed certain requirements to claim them. See “—Terms of Receiving Rewards” for additional details. These rewards are initially made as Pending Props, which have limited functionality. See “Description of the Props Tokens Being Offered—Pending Props in Props Apps” for additional details regarding Pending Props.

One-Time Discretionary Grants

The role pre-existing Roomi App users have in the Roomi App to date is expected to be recognized by Roomi, in its sole discretion, by making one-time grants to certain users in order to “grandfather” pre-existing social statuses and past value driving performance. Roomi is expected to make one-time discretionary grants to approximately 417,210 users of the Roomi App.

Roomi Props Points

Over time, Roomi may adjust the amount of Props Tokens earned for each action by a user in the Roomi App. This is necessary, because the amount of Props Tokens being earned by Roomi from the Protocol Rewards Engine fluctuates each day, as does the number of users using the app. Changing the amount of Pending Props being granted to users may impact users’ progress from one level to another, and users’ ability to gain benefits on a clear and predictable continuum.

To address this matter, the Roomi App intends to use a points system (which we refer to as “Roomi Props Points”) to denominate the Props-based eligibility for benefits that users accrue. Roomi Props Points are an in-app, non-transferable status indication only. Users earn Pending Props and Roomi Props Points in parallel for completing actions within the Roomi App. The amount of Roomi Props Points earned for each action is intended to remain stable and predictable per action, even as the amount of Pending Props granted for each action may fluctuate. This means that users’ progress from one Props-related status level to the next will remain stable, resulting in a consistent user experience. If a user claims the Props Tokens associated with Pending Props recorded by the Roomi App and withdraws those Props Tokens, they lose their associated Roomi Props Points, and thus in-app status and benefits, proportional to the amount of Props Tokens withdrawn (e.g., if they withdraw 20% of their Props Tokens, they lose 20% of their Roomi Props Points). Users are also granted Roomi Props Points, based on the amount of additional Props Tokens they hold in their connected digital “wallet”—which is the form in which a public key can be presented and recorded on the Ethereum blockchain. Because users will gain Roomi Props Points for adding Props Tokens to their connected wallet, it is expected that there will be no net effect on the number of Roomi Props Points that a Roomi user has as a result of claiming Pending Props, as long as the Props Tokens received remain in the user’s connected wallet. The ratios between Props Tokens added to a connected wallet and Roomi Props Points granted to users as a result are subject to amendment from time to time by Roomi.

Unlike Props Tokens, Roomi Props Points are non-transferable points that are specific to the Roomi App and controlled entirely by Roomi.

The Role of Roomi Props Points and Props Tokens in the Roomi App

Props Points and Props Tokens are like social capital that users earn in the Roomi App. As social capital, in many cases, users need not “spend” Props Tokens or Roomi Props Points in order to enjoy the utility they provide. Roomi may provide app users with premium bonuses and features based on their “wallet” balances (including Props Tokens and, in some cases, recorded Pending Props or Roomi Props Points). The mechanics of and rules governing the benefits of Props Tokens and Roomi Props Points are described in the Roomi App’s terms of use and in all cases subject to the terms of use, which can be accessed via the Roomi App. See “—Terms of Use and Terminations.” These terms of use are subject to amendment from time to time, by Roomi.

The description below provides a summary of the premium bonuses and features that Roomi Props Points holders may be entitled to receive in the Roomi App. Roomi reserves the right to change premium bonuses and features, including but not limited to eligibility criteria for such bonuses and features, in the future, at its sole discretion.

●	Discounted purchases. As a user reaches new milestones, the user earns a greater percentage discount on purchases in the Roomi App. The discount is automatically applied to any purchase that they make in the app. The Roomi Props Points milestones, associated in-app status “Levels” and associated percentage discounts on in-app purchases are as follows:

●	Level 20	200 Roomi Props Points	10% off
●	Level 40	600 Roomi Props Points	20% off
●	Level 60	3,000 Roomi Props Points	30% off
●	Level 80	20,000 Roomi Props Points	40% off
●	Level 100	100,000 Roomi Props Points	50% off

●	Higher ranking in search results. As a user reaches higher Levels in the Roomi App, the search ranking of their profile and/or apartment listing will increase. The Roomi Props Points total (which determines the Level) essentially acts as a proxy of user engagement for Roomi’s search algorithm, allowing more visibility to content posted from more engaged users.

The Roomi App user interface will show each user how many Roomi Props Points and Props Tokens (which may be a sum of Props Tokens and Pending Props) they hold, as well as what status benefits their level of Roomi Props Points entitles them to receive. In addition, we expect Roomi to communicate with Roomi App users regarding the levels of Roomi Props Points holdings that entitle users to specific in-app benefits, through in-app communications.

As described under “Description of the Props Tokens Being Offered,” Roomi App users must have a wallet in order to receive Props Tokens. Once a wallet has been created, in order to use Props Tokens in the Roomi App and enjoy the above-described functionalities, app users must connect their wallet to their Roomi App account by taking the following steps: (1) users will be prompted by the Roomi App to sign a message proving their ownership of a particular wallet and its associated Props Token balance, (2) users sign a message in the wallet (to be used as proof), (3) users submit this signature to the Roomi App, which usually involves a copy-paste of the message, and (4) once a connection is verified, users’ Props Token balance will be counted towards their Roomi App profile. For example, a user’s search ranking in the Roomi App will be derived from the Roomi Props Points and the added or decreased Roomi Props Points allotted to that user when the Props Token balance in that user’s connected wallet changes due to addition or withdrawal of Props Tokens in that wallet.

The Roomi App will allow users to withdraw Props Tokens to wallets or (for non-U.S. entities and individuals) exchanges through the tools that the Company provides to do this. Roomi is not responsible for nor will it have any role in setting “gas” or transaction fees associated with these withdrawals and will offer Props Token withdrawal exclusively through the tools provided by the Company. Roomi will not obtain any financial benefit from user withdrawals of Props Tokens.

Terms of Use and Terminations

In order to participate and use the Roomi App, app users must accept the terms of use and privacy policy of the Roomi App, which restricts usage to users over the age of 18. The Roomi App’s terms of use also define when app users may not receive rewards and when rewards may not be delivered. Roomi may change those terms of use, from time to time, without our control or knowledge, as long as they conform with the offering statement, as amended and/or supplemented from time to time. The Roomi App’s terms of use are available here: https://roomiapp.com/policies/terms.

In addition, Roomi may terminate an app user’s participation in the Roomi App’s rewards program for any reason without prior notice. Additionally, Roomi may suspend or terminate an app user’s account, or otherwise terminate an app user’s participation in the Roomi App’s rewards program if Roomi determines or suspects, in its sole discretion, that the app user has violated the terms of use of, or any other agreement with, the Roomi App.

Upon termination of an app user’s account or a user’s participation in the rewards program, Roomi will not have any obligation to afford the user any use or benefits of the user’s Roomi Props Points, Pending Props or Props Tokens in the Roomi App, and any Pending Props not yet converted into Props Tokens by that user may be cancelled. The app user will, however, still be entitled to any Props Tokens already in their possession in their wallet, and to use such Props Tokens in other Props Apps subject to the terms and conditions of such other Props Apps, or outside of the Props Network.

Terms of Receiving Rewards

An app user may be awarded the ability to receive Props Tokens in connection with the Roomi App rewards program as described in “Plan of Distribution.” Any rewards are made subject to additional administrative steps and checks that must be completed prior to a Roomi App user or grantee claiming Props Tokens. Users and grantees will only be able to receive Props Tokens when they have completed all of these necessary steps and Roomi has completed its required steps. Below is a description of the steps that must be taken in order to receive Props Tokens through the Roomi App:

Steps to Be Taken by the User

Prior to any distribution of Props Tokens to Roomi App users, a recipient is required to complete standard KYC and AML procedures, complete all tax forms requested by us or Roomi, and complete any other documentation that may be required. It is anticipated that the KYC and AML procedures, tax forms, and documentation required of app users earning Props Tokens in amounts below a certain threshold set in our discretion will be more basic, in order to minimize unnecessary administrative burdens on users. For example, Roomi may not require tax forms for users receiving small numbers of Props Tokens. Once an app user has reached a maximum threshold of total Pending Props earned, however, Roomi may require that the user complete additional KYC and AML procedures, tax forms, and documentation in order to continue to accrue Pending Props and to receive Props Tokens.

These steps must be completed within 120 days of the date that Pending Props were recorded for that user. Pending Props recorded in connection with the performance of activities in the Roomi App or the receipt of a one-time discretionary grant may expire if an app user does not complete these steps within 120 days of when they were recorded. As a result, if an app user that has Pending Props in connection with in-app activities or in connection with a one-time discretionary grant simply fails to complete these steps within 120 days of when they were recorded, Roomi may cancel such Pending Props, and the user may never obtain the Props Tokens. We do not anticipate Roomi exercising this discretion to revoke Pending Props associated with activities performed in the Roomi App except in cases of users apparently abandoning them, but we cannot provide any assurances that it will not do so. If Roomi were to determine to exercise its discretion to revoke Pending Props, Roomi intends to communicate with any app user with such Pending Props prior to revoking them, via in-app communications and via email, but can provide no assurances that it will do so.

In order to limit the role of Pending Props on the Props Network and encourage users to complete KYC and AML checks, Roomi may, in its sole discretion, limit the number of Pending Props a Roomi App user may accrue to 100,000 if they have not yet completed the necessary steps to be taken by the user, and may decide that users may not accrue any additional Pending Props after they have reached this maximum number. Roomi has the right to adjust this number in its sole discretion. For purposes of calculating the maximum number of Pending Props that may be accrued, we expect that Roomi would not count any Pending Props associated with a user’s account in connection with any one-time discretionary grants made pursuant to the offering statement, but that decision is outside our control.

Roomi may require, in its sole discretion, that a Roomi App user has obtained a minimum number of Pending Props (for example, 50 Pending Props) before Roomi allows the user to complete KYC and AML procedures. As a result, users must have this minimum number of Pending Props prior to receiving any Props Tokens as rewards in the Roomi App. In order to issue Props Tokens to a user’s wallet, users may also be required to affirmatively “claim” Props Tokens. Users can view the number of Pending Props recorded for that user, which represents the number of Props Tokens that can be issued to their wallet (indicated as “Props Available to Claim”), and the number of Props Tokens that currently reside in their wallet (indicated as “Props in Wallet”). Underneath the number of Props Available to Claim, there is a button labeled “Claim Props.” In order to claim Props Tokens and have them issued to a wallet, users must click on “Claim Props” and indicate the number of Props Tokens that the user wants to be issued into the user’s wallet. Once a user has indicated the number of Props Tokens to be issued, the issuance is effected on the Ethereum blockchain, and the user’s wallet will reflect a corresponding decrease in Props Available to Claim and increase in “Props in Wallet”.

As described under “Description of the Props Tokens Being Offered—Receiving Props Tokens,” receipt of Props Tokens requires a wallet. Props Tokens may be received into wallet accounts in any amounts, including in fractional amounts of a whole Props Token.

Steps to Be Taken by the Roomi App

Props Tokens may only be distributed to Roomi App users after the completion of processes to confirm that rewards are validly issued pursuant to the terms of use of the Roomi App, and the payment of the applicable “gas” fee. See “Description of the Props Tokens Being Offered—“Gas” Payments and Token Transfers.” We anticipate that these checks will take up to ten days for user rewards in the Roomi App.

After the completion of all of these steps, Roomi will initiate a transaction on the Ethereum blockchain to cause the requisite number of Props Tokens to be associated with a wallet specified by the user. See “Description of the Props Tokens Being Offered—Token Transfers” for additional information regarding Props Token transfers. Prior to the issuance of Props Tokens to a user’s wallet, users must “claim” their Props Tokens by indicating the number of Props Tokens to be issued to the user’s wallet and paying the applicable “gas” fee. See “Plan of Distribution—Props Offering—Other Props App User Rewards” for more information about this process. Upon initiation of this transaction, the corresponding number of Pending Props will be subtracted from the user’s account. Users must complete the requirements described in “Description of the Props Tokens Being Offered—Receiving Props Tokens.” Distribution by Roomi of the Props Tokens and final settlement will only be made once the transfer of Props Tokens from a wallet controlled by Roomi to the user’s wallet is confirmed by the Ethereum blockchain.

Prior to settlement, Roomi App users have no right to receive Props Tokens, and if we or the Roomi were to dissolve or liquidate, or if Roomi ceases to reward users of its Roomi App with Pending Props, then Roomi App users would have no right to receive Props Tokens, and they may never be able to claim the Props Tokens associated with recorded Pending Props.

The following text should be considered part of the Offering Circular as a new Annex G:

ANNEX G: SUPERWORLD INC. PLAN OF PROPS TOKEN USAGE FOR SUPERWORLD NFT SALON APP

As described above, we have designed the Props Network so that it may incorporate Props Apps into a functioning network and token economy as app developers are ready to begin operating Props Apps. See “Description of the Props Network—the Props Apps” for additional description of Props Apps, generally. In the future, we or third parties may create additional Props Apps. This Annex G describes the SuperWorld NFT Salon App.

SuperWorld Inc. (“SuperWorld”) will be deemed to be a statutory underwriter under Section 2(a)(11) of the Securities Act. SuperWorld has prepared information to be included in this “Annex G: SuperWorld Inc. Plan of Props Token Usage for SuperWorld NFT Salon App,” but has not prepared any other portions of the offering statement of which this offering circular is a part.

Overview

The SuperWorld NFT Salon App is a peer-to-peer online marketplace and community that enables individuals to buy and sell NFTs using the user’s connected digital “wallet”—which is the form in which a public key can be presented and recorded on the Ethereum blockchain. Listings are categorized by product type.

●	The SuperWorld NFT Salon App (an NFT marketplace) is currently only available on the Web. The product can be used from nft.superworldapp.com. In the future, the SuperWorld NFT Salon App may be available on iOS and Android and may be available to download from the Google Play Store or the Apple App Store.

●	The addition of Props Tokens to the SuperWorld NFT Salon App is designed to be a mechanism used to retain users and reward various actions within the app, as described below.

Props Rewards

SuperWorld plans to reward users of the SuperWorld NFT Salon App with Props Tokens. SuperWorld anticipates that Props Token rewards will be paid out to all buyers and sellers in the SuperWorld NFT Salon App.

SuperWorld also plans to reward users who engage with the SuperWorld NFT Salon App, log in to the app on a daily basis, connect their social media accounts with the app’s social media accounts, connect their digital wallets to the app and share content from the app on their social media accounts.

SuperWorld intends that the total amount of Props Tokens to be given as rewards to SuperWorld NFT Salon App users, together with one-time discretionary grants, on an annual average basis will be equal to approximately 80% of the Props Tokens allocated to the SuperWorld NFT Salon App by the Protocol Rewards Engine. See “Description of the Props Network—The Protocol Rewards Engine” for additional detail regarding the amount of Props Tokens made available for rewards by all apps each day. In the future, upon the introduction of additional Props Apps to the Props Network, the total pool of Props Tokens available to be used as daily rewards to the SuperWorld NFT Salon App users may vary from day to day.

Users may earn Props Tokens for each of the following activities (subject to completion of the necessary procedures described below):

●	Selling an NFT in the SuperWorld NFT Salon App. When SuperWorld NFT Salon App users list an NFT in the SuperWorld NFT Salon App’s marketplace, it becomes available for anyone to buy. SuperWorld will reward users who successfully sell NFTs to other users in that marketplace with Props Tokens.

●	Buying an NFT in the SuperWorld NFT Salon App. When SuperWorld NFT Salon App users buy NFTs from other users in the app’s marketplace, SuperWorld will reward them with Props Tokens

●	Buying an NFT from SuperWorld. When SuperWorld NFT Salon App users buy NFTs from SuperWorld, SuperWorld will reward them with Props Tokens.

●	Other Events: SuperWorld NFT Salon App users may be eligible for Props Token rewards for sharing certain information about the app on social media (limited to several rewards per day), and for daily log ins to the app (limited to once per day).

●	One-Time Events. SuperWorld intends to reward SuperWorld NFT Salon App users for actions such as verifying their email address or connecting a digital wallet to the app. SuperWorld NFT Salon App users may also win one-time competitions or other in-app events and competitions that will make the user eligible to receive a reward in Props Tokens.

The number of Props Tokens earned for each rewarded action will be paid out based on a rolling average of Props Tokens earned from the Protocol Rewards Engine and adjusted based on user activity. Based on historical user activity, SuperWorld currently expects that Props Tokens will initially be awarded as follows:

Protocol Rewards Engine Earned Props

SuperWorld	20%

SuperWorld NFT Salon App User Rewards	80%

●	Activity Rewards (One-Time Events)	8%

●	Rewards for purchasing NFTs from other users in the SuperWorld NFT Salon	28%

●	Rewards for selling NFTs to other users in the SuperWorld NFT Salon	12%

●	Rewards for purchasing NFTs from SuperWorld	32%

The actual number of Props Tokens earned for qualifying actions described above is expected to be subject to change and adjustment based on Protocol Rewards Engine earnings, daily active user counts and SuperWorld NFT Salon App user activity with respect to such qualifying actions. Depending on the amount of user activity involving certain qualifying actions, the amount of Props Tokens that may be earned for such qualifying action may vary substantially from SuperWorld’s initial expectations.

Upon completing the above-described activities, the user will be notified in the app’s user interface that they have Pending Props. As described under “Description of the Props Tokens Being Offered—Pending Props in Props Apps,” these Pending Props are not transferable and represent provisional accounting entries used by the Props Network to signify who is provisionally entitled to receive Props Tokens because they have completed certain in-app activities or received one-time discretionary grant rewards. In order for a user with Pending Props to receive Props Tokens, fraud checks or, as applicable, KYC, AML, and other checks will also need to be completed, and the associated Props Tokens must be claimed (and the applicable “gas” fee must be paid). Thereafter, the associated Props Tokens will be issued as described under “Plan of Distribution — App Rewards.” See “— Terms of Receiving Rewards” for additional information.

SuperWorld intends to optimize the amount of Props Tokens awarded for qualifying actions so that, on an annual average basis, approximately 80% of rewards that the SuperWorld NFT Salon App generates from the Protocol Rewards Engine are distributed to users, including content creators.

Any rewards of Props Tokens are subject to a user having completed certain requirements to claim them. See “— Terms of Receiving Rewards” for additional details. These rewards are initially made as Pending Props, which have limited functionality. See “Description of the Props Tokens Being Offered—Pending Props in Props Apps” for additional details regarding Pending Props.

SuperWorld Props Points

Over time, SuperWorld may adjust the amount of Props Tokens earned for each action by a user in the SuperWorld NFT Salon App. This is necessary, because the amount of Props Tokens being earned by the SuperWorld NFT Salon App from the Protocol Rewards Engine fluctuates each day, as does the number of users using the app. Changing the amount of Pending Props being granted to users may impact users’ progress from one level to another and users’ ability to gain benefits on a clear and predictable continuum.

To address this matter, the SuperWorld NFT Salon App intends to use a points system (which we refer to as “SuperWorld Props Points”) to denominate the Props-based eligibility for benefits that users accrue. SuperWorld Props Points are an in-app, non transferable status indication only. Users earn Pending Props and SuperWorld Props Points in parallel for completing actions within the SuperWorld NFT Salon App. The amount of SuperWorld Props Points earned for each action is intended to remain stable and predictable per action, even as the amount of Pending Props granted for each action may fluctuate. This means that users’ progress from one Props-related status level to the next will remain stable, resulting in a consistent user experience. If a user claims the Props Tokens associated with Pending Props recorded by the SuperWorld NFT Salon App and withdraws those Props Tokens from their connected wallet, they lose their associated SuperWorld Props Points, and thus in-app status and benefits, proportional to the amount of Props Tokens withdrawn (e.g., if they withdraw 20% of their Props Tokens, they lose 20% of their SuperWorld Props Points). Users are also granted SuperWorld Props Points, based on the amount of additional Props Tokens they hold in their connected digital wallet. Because users will gain SuperWorld Props Points for adding Props Tokens to their connected wallet, it is expected that there will be no net effect on the number of Superworld Props Points that a SuperWorld NFT Salon App user has as a result of claiming Pending Props, as long as the Props Tokens received remain in the user’s connected wallet. The ratios between Props Tokens added to a connected wallet and SuperWorld Props Points granted to users as a result are subject to amendment from time to time by SuperWorld.

Unlike Props Tokens, SuperWorld Props Points are non-transferable points that are specific to the SuperWorld NFT Salon App and controlled entirely by SuperWorld.

The Role of SuperWorld Props Points and Props Tokens in the SuperWorld NFT Salon App

SuperWorld Props Points and Props Tokens are like social capital that users earn in the SuperWorld NFT Salon App. As social capital, in many cases, users need not “spend” Props Tokens or SuperWorld Props Points in order to enjoy the utility they provide. SuperWorld may provide app users with premium bonuses and features based on their wallet balances (including Props Tokens and, in some cases, recorded Pending Props or SuperWorld Props Points). The mechanics of and rules governing the benefits of Props Tokens and SuperWorld Props Points are described in the SuperWorld NFT Salon App’s terms of use and in all cases subject to the terms of use, which can be accessed via the SuperWorld NFT Salon App. See “—Terms of Use and Terminations.” These terms of use are subject to amendment from time to time, by SuperWorld.

The description below provides a summary of premium bonuses and features that SuperWorld Props Points holders may be entitled to receive in the SuperWorld NFT Salon App. SuperWorld reserves the right to change premium bonuses and features, including but not limited to eligibility criteria for such bonuses and features, in the future, at its sole discretion.

Milestone bonuses are summarized as follows:

●	NFT Progress Bar Requirement. Users of the SuperWorld NFT Salon App may be eligible to earn bonus NFTs provided by SuperWorld by meeting an in-app progress bar requirement, which requirement is based on the level of their SuperWorld Props Points holdings and the total value of their transactions in the app. App users must hold a minimum of 200 SuperWorld Props Points to be eligible for bonus NFTs and also meet applicable in-app transaction value requirement. As an example, users that hold between 200 SuperWorld Props Points and 1,999 SuperWorld Props Points are eligible to earn one bonus NFT from SuperWorld for each 0.5 Ether (which is the native cryptocurrency of the Ethereum blockchain and is typically abbreviated as “ETH”) worth of transactions they complete in the SuperWorld NFT Salon App. The specific bonus NFTs granted by SuperWorld to SuperWorld NFT Salon App users shall be in SuperWorld’s sole discretion. As a user’s status (represented by SuperWorld Props Points balance) increases, the value of ETH transactions they need to complete to be eligible to earn bonus NFTs decreases, in accordance with the following table:

SuperWorld Props Points Balance		Total Transaction Value (ETH)

●	200 — 1,999	0.5

●	2,000 — 9,999	0.45

●	10,000 — 49,999	0.425

●	50,000 — 249,999	0.375

●	250,000 — 1,999,999	0.325

●	2,000,000 or more	0.275

SuperWorld reserves the right to adjust these milestone levels, adjust the discount amounts, and add additional milestone levels at its sole discretion.

●	Bonus on Milestone Progress. The level of SuperWorld Props Points holdings may give an app user certain bonuses for achieving milestone progress. These benefits can be accessed if an app user holds and maintains a wallet balance above the following:

●	200 SuperWorld Props Points	100 SuperWorld Props Points Bonus
●	2,000 SuperWorld Props Points	500 SuperWorld Props Points Bonus
●	10,000 SuperWorld Props Points	2,500 SuperWorld Props Points Bonus
●	50,000 SuperWorld Props Points	12,500 SuperWorld Props Points Bonus
●	250,000 SuperWorld Props Points	100,000 SuperWorld Props Points Bonus
●	2,000,000 SuperWorld Props Points	250,000 SuperWorld Props Points Bonus

SuperWorld reserves the right to adjust these milestone levels, adjust the bonus amounts, and add additional milestone levels at its sole discretion.

●	Improved Search Discoverability. A subsequent benefit, improved search discoverability, is planned to be released in the future. The level of SuperWorld Props Points holdings (and recorded Pending Props) may give an app user improved search discoverability by being placed higher in search rankings for achieving milestone progress.

The SuperWorld NFT Salon App user interface will show each user how many SuperWorld Props Points and Props Tokens (which may be a sum of Props Tokens and Pending Props) they hold, as well as what status benefits their level of SuperWorld Props Points entitles them to receive. In addition, we expect SuperWorld to communicate with SuperWorld NFT Salon App users regarding the levels of SuperWorld Props Points holdings that entitle users to specific in-app benefits through in-app communications.

As described under “Description of the Props Tokens Being Offered,” SuperWorld NFT Salon App users must have a wallet in order to receive Props Tokens. Once a wallet has been created, in order to use Props Tokens in the Roomi App and enjoy the above-described functionalities, app users must connect their wallet to their SuperWorld NFT Salon App account by taking the following steps: (1) users will be prompted by the SuperWorld NFT Salon App to sign a message proving their ownership of a particular wallet and its associated Props Token balance, (2) users sign a message in the wallet (to be used as proof), (3) users submit this signature to the SuperWorld NFT Salon App, which usually involves a copy-paste of the message, and (4) once a connection is verified, users’ Props Token balance will be counted towards their SuperWorld NFT Salon App profile. For example, a user’s status in the SuperWorld NFT Salon App will be derived from the SuperWorld Props Points and the added or decreased SuperWorld Props Points allotted to that user when the Props Token balance in that user’s connected wallet changes due to addition or withdrawal of Props Tokens in that wallet.

The SuperWorld NFT Salon App will allow users to withdraw Props Tokens to wallets or (for non-U.S. entities and individuals) exchanges through the tools that the Company provides to do this. SuperWorld is not responsible for nor will it have any role in setting “gas” or transaction fees associated with these withdrawals and will offer Props Token withdrawal exclusively through the tools provided by the Company. SuperWorld will not obtain any financial benefit from user withdrawals of Props Tokens.

Terms of Use and Terminations

In order to participate and use the SuperWorld NFT Salon App, app users must accept the terms of use and privacy policy of the SuperWorld NFT Salon App. The parents or guardians of users under the age of 18 (or the legal age of majority where the user resides if that jurisdiction has an older age of majority) must also accept the terms of use and privacy policy, and no one under the age of 13 may use the SuperWorld NFT Salon App. The SuperWorld NFT Salon App’s terms of use also define when app users may not receive rewards and when rewards may not be delivered. SuperWorld may change those terms of use, from time to time, without our control or knowledge, as long as they conform with the offering statement of which this offering circular is a part, as amended and/or supplemented from time to time.

In addition, SuperWorld may terminate an app user’s participation in the rewards program for any reason without prior notice. Additionally, SuperWorld may suspend or terminate an app user’s account, or otherwise terminate an app user’s participation in the SuperWorld NFT Salon App’s rewards program, if SuperWorld determines or suspects, in its sole discretion, that the app user has violated the terms of use of, or any other agreement with, the SuperWorld NFT Salon App.

Upon termination of an app user’s account or a user’s participation in the rewards program, SuperWorld will not have any obligation to afford the user any use or benefits of the user’s SuperWorld Props Points, Pending Props or Props Tokens in the SuperWorld NFT Salon Apps, and any Pending Props not yet converted into Props Tokens by that user may be cancelled. The app user will, however, still be entitled to any Props Tokens already in their possession in their wallet, and to use such Props Tokens in other Props Apps subject to the terms and conditions of such other Props Apps, or outside of the Props Network.

Terms of Receiving Rewards

An app user may be awarded the ability to receive Props Tokens in connection with the SuperWorld NFT Salon App rewards program as described in “Plan of Distribution.” Any rewards are made subject to additional administrative steps and checks that must be completed prior to a SuperWorld NFT Salon App user claiming Props Tokens. Users and grantees will only be able to receive Props Tokens when they have completed all of these necessary steps and SuperWorld has completed its required steps. Below is a description of the steps that must be taken in order to receive Props Tokens through the SuperWorld NFT Salon App:

Steps to Be Taken by the User

Prior to any distribution of Props Tokens to SuperWorld NFT Salon App users, a recipient is required to complete standard KYC and AML procedures, complete all tax forms requested by us or SuperWorld, and complete any other documentation that may be required. It is anticipated that the KYC and AML procedures, tax forms, and documentation required of app users earning Props Tokens in amounts below a certain threshold set in our discretion will be more basic, in order to minimize unnecessary administrative burdens on users. For example, SuperWorld may not require tax forms for users receiving small numbers of Props Tokens. Once an app user has reached a maximum threshold of total Pending Props earned, however, SuperWorld may require that the user complete additional KYC and AML procedures, tax forms, and documentation in order to continue to accrue Pending Props and to receive Props Tokens.

These steps must be completed within 120 days of the date that Pending Props were recorded for that user. Pending Props recorded in connection with the performance of activities in the SuperWorld NFT Salon App or the receipt of a one-time discretionary grant may expire if an app user does not complete these steps within 120 days of when they were recorded. As a result, if an app user that has Pending Props in connection with in-app activities or in connection with a one-time discretionary grant simply fails to complete these steps within 120 days of when they were recorded, SuperWorld may cancel such Pending Props, and the user may never obtain the Props Tokens associated with such Pending Props. We do not anticipate SuperWorld exercising this discretion to revoke Pending Props associated with activities performed in the SuperWorld NFT Salon App except in cases of app users apparently abandoning them, but we cannot provide any assurances that it will not do so. If SuperWorld were to determine to exercise its discretion to revoke Pending Props, SuperWorld intends to communicate with any app user with such Pending Props prior to revoking them, via in-app communications and via email, but can provide no assurances that it will do so.

In order to limit the role of Pending Props on the Props Network and encourage users to complete KYC and AML checks, SuperWorld may, in its sole discretion, limit the number of Pending Props a SuperWorld NFT Salon App user may accrue to 100,000 if they have not yet completed the necessary steps to be taken by the user, and may decide that users may not accrue any additional Pending Props after they have reached this maximum number. SuperWorld has the right to adjust this number in its sole discretion. For purposes of calculating the maximum number of Pending Props that may be accrued, we expect that SuperWorld would not count any Pending Props associated with a user’s account in connection with any one-time discretionary grants made pursuant to the offering statement, but that decision is outside our control.

SuperWorld may require, in its sole discretion, that a SuperWorld NFT Salon App user has obtained a minimum number of Pending Props (for example, 50 Pending Props) before SuperWorld allows the user to complete KYC and AML procedures. As a result, users must have this minimum number of Pending Props prior to receiving any Props Tokens as rewards in the SuperWorld NFT Salon App. In order to issue Props Tokens to a user’s wallet, users may also be required to affirmatively “claim” Props Tokens. Users can view the number of Pending Props recorded for that user, which represents the number of Props Tokens that can be issued to their wallet (indicated as “Props Available to Claim”), and the number of Props Tokens that currently reside in their wallet (indicated as “Props in Wallet”). Underneath the number of Props Available to Claim, there is a button labeled “Claim Props.” In order to claim Props Tokens and have them issued to a wallet, users must click on “Claim Props” and indicate the number of Props Tokens that the user wants to be issued into the user’s wallet. Once a user has indicated the number of Props Tokens to be issued, the issuance is effected on the Ethereum blockchain, and the user’s wallet will reflect a corresponding decrease in Props Available to Claim and increase in “Props in Wallet.”

As described under “Description of the Props Tokens Being Offered—Receiving Props Tokens,” receipt of Props Tokens requires a wallet. Props Tokens may be received into wallet accounts in any amounts, including in fractional amounts of a whole Props Token.

Steps to Be Taken by SuperWorld

Props Tokens may only be distributed to SuperWorld NFT Salon App users after the completion of processes to confirm that rewards are validly issued pursuant to the terms of use of the SuperWorld NFT Salon App, and the payment of the applicable “gas” fee. See “Description of the Props Tokens Being Offered—“Gas” Payments and Token Transfers.” We anticipate that these checks will take up to ten days for user rewards in the SuperWorld NFT Salon App.

After the completion of all of these steps, SuperWorld will initiate a transaction on the Ethereum blockchain to cause the requisite number of Props Tokens to be associated with a wallet specified by the user. See “Description of the Props Tokens Being Offered—Token Transfers” for additional information regarding Props Token transfers. Prior to the issuance of Props Tokens to a user’s wallet, users must “claim” their Props Tokens by indicating the number of Props Tokens to be issued to the user’s wallet and paying the applicable “gas” fee. See “Plan of Distribution—Props Offering—Other Props App User Rewards” for more information about this process. Upon initiation of this transaction, the corresponding number of Pending Props will be subtracted from the user’s account. Users must complete the requirements described in “Description of the Props Tokens Being Offered—Receiving Props Tokens.” Distribution by SuperWorld of the Props Tokens and final settlement will only be made once the transfer of Props Tokens from a wallet controlled by SuperWorld to the user’s wallet is confirmed by the Ethereum blockchain.

Prior to settlement, SuperWorld NFT Salon App users have no right to receive Props Tokens, and if we or SuperWorld were to dissolve or liquidate, or if SuperWorld would cease to reward users of the SuperWorld NFT Salon App with Pending Props, then SuperWorld NFT Salon App users would have no right to receive Props Tokens, and they may never be able to claim the Props Tokens associated with recorded Pending Props.